Exhibit 99.1

Transcript of Interview

With

Marc Seelenfreund, Chief Executive Officer of

Siyata Mobile Inc.

For

The RedChip Money Report® on Bloomberg TV

Interview Aired Saturday, May 28th, 2022, at 7 p.m. Eastern Time

[Dave Gentry, Host] Marc, thanks for being with us today.

[Marc] Thank you very much for having me.

[Dave] I want to start with you, giving us an overview of your company and your technology.

[Marc] Sure, so what we do is we make devices for the push-to-talk over cellular industry. Push to Talk in a nutshell, is the next generation of two way radio. And I’m sure that you’ve seen two way radio devices on cops, firemen, security guards, construction workers, there are millions of two way radios in the United States and globally. It’s a huge market. It’s dominated by a company called Motorola. It’s technology that’s been around for about 50 years. And you know, it’s a $29 billion industry. So it’s a very large scale industry. Our technology basically does what that two way radio system does only over cellular networks, right. So instead of doing it over a radio network, we do it over a cellular network. It’s much more cost effective, it’s much more efficient, you’re not limited in the area, that you have range. So really what we are is the next generation of two way radio. We think that we’re going to be a market leader in that area. As I said, it’s a $29 billion industry. So we’re going into a massive, massive industry. And we’re very excited, you know, about our prospects going forward.

[Dave] So firefighters, law enforcement, disaster relief, squads, military,

[Marc] Absolutely.

[Dave] Huge market.

[Marc] Transportation. I mean, transportation in itself is a tremendous thing. Think about every single truck driver that has to be in contact with his dispatch. The way that he does, it is with a two way radio. We want to displace all those two way radios with our products that are all cellular based.

[Dave] The old technology is the land based mobile, the land based radio, so you’d need infrastructure. It’s, it’s, it’s more costly. You don’t have as as good as connections.

[Marc] Right.

[Dave] So you’re saving money for your clients, right? I mean, you’re saving money you’ve got you’ve got less infrastructure, and you have much better quality on the reception.

[Marc] Both the CAPEX and the OPEX are going to be much lower with push-to-talk over cellular, you don’t have to set up your own network, you don’t have to have all the infrastructure that you know you’d have to pay for. And you can have a device which is sitting on an AT&T network, Verizon network, a T Mobile network. So both the CAPEX and the OPEX, the price of the device, is also much, much less expensive than the two way radio device. It’s a cellular based device. So you know, we think that we’re onto something, we think that it’s going to be a very, very big opportunity for Siyata.

[Dave] And one of the unique things about your business is that you have channel partners like AT&T, and talk to us about that business model and how that works.

[Marc] So you know, if we were to go to a large construction company or to to a police force, or to an ambulance company and say, Hey, we’re from Siyata, and we want to sell you our great push to talk over technology, over cellular technology, they’d probably say, you know, we’ve been buying from Motorola or from Kenwood for 50 years, and we’ve never heard of Siyata. And that would be a showstopper. We work with some of the largest cellular carriers in the United States. We already work today with AT&T, with Verizon and we’re going to have additional carriers that we’re going to be announcing coming up working with us. As you know, we recently put out a press release specifically with our new product that we’re going to be selling it through AT&T and FirstNet. FirstNet is AT&T’s fully owned subsidiary that focuses on first responders. And we had our device approved at FirstNet, after going through a very, very rigorous trial approval, that was not simple at all. So what we do is we leverage our channel partners, which are the cellular carriers to get to the end customers. And then if we go back to the beginning of the story, it’s much easier to go to a police force, or a construction company or any company in the United States, when you’re partnering with the likes of AT&T or Verizon or T Mobile. And that’s really the beauty of the company, we’re able to we’re a small company, we can keep it small, but we’re leveraging, you know, $100 million dollar- $100 billion dollar companies, carriers that are marketing our products. And you know, we’re very excited and very proud to be working with them.

[Dave] So right now the market is valuing your company at a 15 million market cap. And that’s been really before the launch of this product, which as I understand it will dramatically increase revenue.

[Marc] Right.

[Dave] So yes, there looks like there’s very significant potential upside for for your shareholders.

[Marc] We believe that our story is one of the best kept secrets. And we think that once the market understands what we’re going after and sees our traction in the market, we think that it will be a very, very different situation.

[Dave] Who’s the superstar on the management team?

[Marc] I’m happy to say that we don’t have one superstar we have a couple. We have people from the cellular industry we have people from the radio industry we do all of our development in Israel so we have very good technical people and in general you know i’m very proud that we have a very good team and you know then people that know both the radio industry and the cellular industry and are able to address both the customers and the technical needs of the customers, um, and therefore I think that you know we’ve got a very good team at this point.

[Dave] Are there any analysts covering your stock today?

[Marc] We are covered by Maxim. And they are the bank that we’ve been working with. And they’ve given a much higher priced target than we’re at right now.

[Dave] What is that price target?

[Marc] I think it’s about $4.

[Dave] $4? And with a buy rating, correct?

[Marc] Correct.

[Dave] Excellent. Excellent. All right, let’s sum it up today. What is the essential value proposition you sort of covered it throughout the interview, but let’s sum it up in a few sentences.

[Marc] Siyata is at an inflection point, we’re going after a $29 billion market, that there’s not a lot of competition with our new technology. In the push-to-talk over cellular area, we’re want-launching our products with multiple carriers, the largest carriers in the United States, starting from this quarter, and going forward will be launched with most of the major carriers throughout the United States, they will be selling our products to their customers, and they don’t sell thousands of devices, they sell anywhere from tens of thousands of devices to hundreds of thousands of devices. And that will translate into tens of millions of dollars in revenue for us, if not more. Therefore, I think that at a $50 million market cap. We’re completely under the radar. And I think that this company is going to be in a very different place between now and the end of the year.

[Dave] Marc, thanks for being with us today.

[Marc] Thank you very much Dave I appreciate it

[Dave] My pleasure.